Exhibit 99.1

WAG! - Know Who Drives Return from Boardroom Alpha

SUMMARY KEYWORDS

Wag!, pet, business, people, pandemic, pets, margins, dog, parents, caregivers, platform, spec, services, happening, rover, premium, marketplace, walk, percent, q1

SPEAKERS

Garrett Smallwood (CEO, WAG!), Joanna Makris (Boardroom Alpha)

Joanna Makris (Boardroom Alpha) 00:03

Hi and welcome to Know Who Drives Return at boardroom Alpha. I'm your host, Joanna Makris. And today we're back with our continued coverage of the stock market. We're going to dive deeper into the story of Pet Services Provider Wag!, which is going public via SPAC parents CHW acquisition and a transaction which values the company at an equity value of $350 million. And joining us today is Wag! CEO, Garrett Smallwood.

Garrett Smallwood (CEO, WAG!) 00:27

Hi, Garrett. Welcome. Hi, Joanna. Appreciate the time.

Joanna Makris (Boardroom Alpha) 00:31

Yeah, awesome. So we have a lot to talk about. And we're going to dive into the nitty gritty of the business. But just to take a step back and know a little bit about you. Tell us about, you know, Garrett Smallwood, how you arrived into the pet services industry, and what attracted you to the story at Wag!?

Garrett Smallwood (CEO, WAG!) 00:46

Yep. So taking a step back. I grew up with pets love all things, pets, cats, dogs included. I'm not a pig or anything cool, though, so I should probably diversify. But I had a chance to join WAG!, believe it or not be acquisition. Five years ago, I started a pet care financing business for veterinarians. So you're gonna veterinarian care, it's mostly out of pocket expenses. Very few people have pet insurance. It's very expensive, either to put it on a credit card or pay cash, when to simplify that problem. You can imagine like a firm for vets, visit pretty well but end up selling to Wag! to partner with vets deeper and better. And I've been at Wag! for last four years, two and a half as CEO, I got asked to be CEO in November of 19, right before the pandemic. So I don't know if I love or hate my board for that reason. But it's certainly been a really fun ride. It's very few companies like Wag! where it's a incredible marketplace for both sides of the marketplace. Love the platform, participate in the platform really frequently. Just have a great time participating and you know, being an awesome,

Joanna Makris (Boardroom Alpha) 01:43

yeah. So let's talk a little bit about Wag!. So you're an app. I think most people associate you with the dog walking element, but just kind of give us the high level story.

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Garrett Smallwood (CEO, WAG!) 01:53

No, that's exactly right. We are the button on the phone for the PA it's our really busy pet parents take care of their pet every week. So the average Wag! customer is using Wag! for things like dog walking and drop in visits, when they're traveling or using Wag! for things like sitting in boarding. They might use Wag! for training or even telehealth. But the average right customer, you know is four to five times a month, they spent 100 $250 a month with us. And they love the platform. And for caregivers. There's more than 400,000 background check and approved caregivers that operate in the WAG! platform. And these are people just love pets. They get to go outside walk a dog, they get to go inside take care of a cat, and they do it across 5300 cities in all 50 states.

Joanna Makris (Boardroom Alpha) 02:33

So subscription based business model, right.

Garrett Smallwood (CEO, WAG!) 02:37

Part of our business is subscription and part of it is transaction on the service itself. Yeah. So

Joanna Makris (Boardroom Alpha) 02:42

talk to us a little bit about kind of, you know, who's you know, how you're moving towards subscriptions? Who's opting and how that portion of the business grows over time?

Garrett Smallwood (CEO, WAG!) 02:50

Yeah, absolutely. So if you think about walking itself, like it's a very frequent use case, right? It's like, Hi, I'm Joanna. And I'm at work today, specifically the office and I can't get home for my really cute dog. And so I need someone to walk it. And so you book that walk almost every week, sometimes twice a week, for carrots for exercises for potty breaks for everything else. In addition to that service transaction, which we Wag! takes 40% off. So it's a $20 transaction, we would take $8. There's also a subscription fee for the pet parents called Wag! premium, and 48% of active pet parents are subscribed to Wag! premium, and that's $9.99 a month. And with that you unlock a bunch of benefits, like a 10% discount on services, VIP caregivers, VIP customer service, a bunch of other great stuff. And then for the caregivers, they every single Kagerou Believe it or not pays to participate in the platform, they pay 2995 to join. And that basically allows them to like build this business card on the WAG! app. And they also have access to payout tools, they can get paid every Friday or they get paid instantly. And we take a transaction beyond that. So we kind of monetize across the audience, but a lot of it is now that Wag! premium subscription kind of locking the pet parent in.

Joanna Makris (Boardroom Alpha) 03:58

Yeah. So you've had the, you know, fun time of you know, managing a business, pre pandemic and now emerging from the pandemic, right. So talk to us a little bit about kind of how things were trending and obviously the pandemic impacted, you know, stay at home life and probably dog walking life and what things look like now as we're coming out of things.

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Garrett Smallwood (CEO, WAG!) 04:18

Absolutely. Joanne, I know where you're based, but where I am, I'm in San Francisco and it felt like everyone was locked inside wearing hazmat suits last year in the air before. It was crazy. And so when you're locked inside wearing a hazmat suit, no one really needs a dog walker, believe it or not. And so we've kind of slingshot out of that the last six or 12 months I think q1 We grew to around 70% year on year. So we're really seeing a slow and steady return to normal. It but it really does vary blue by blue and red, red seem to be a little more open right Texas, Florida, etc. Versus the New York's in California's nothing's wrong with that people are adapting differently. But it really is a use case kind of post pandemic and we think this is a phenomenal business in a post pandemic world. They're the numbers that one in five households are adopted a pet during the pandemic. There's like 23 million new households with a pet, which is insane to think about. And they all know their pet better than ever before, because they spent so long with them. And so we think that they're all gonna have a really unique need over the next 18 months.

Joanna Makris (Boardroom Alpha) 05:13

So am I right in understanding that subs are now trending substantially above pre pandemic levels?

Garrett Smallwood (CEO, WAG!) 05:20

That's right. Yeah. So I think just overall revenues up. I think Wag!h premium subs are up 100 plus percent. Everything is kind of up to almost triple digits from, you know, during the pandemic. I mean, we had no pandemic tailwinds. This is like we hit every headwind you can imagine.

Joanna Makris (Boardroom Alpha) 05:34

Yeah. Let's talk a little bit. I mean, just because this is a bloody day for thinking about consumer sentiment, right. So target is a hot mess down, you know, 26% I think today, right, a lot of mixed messages about consumer sentiment. So kind of your thoughts on you know, pets are unique, you know, niche within, you know, the retail world. So talk to us about kind of how you view like what you're seeing in other high level and how you think about Wag!.

Garrett Smallwood (CEO, WAG!) 06:02

Yeah. So, Mary Meeker once said that in the recession, pets are almost bulletproof. I don't know totally. I mean, it literally, but it was like women's makeup, and then pets. That was like, nothing will change. And I think Walmart's earnings, they literally said that resilience of the pet category is helping sustain margins or something, something similar that I want to call it directly. But I think generally people view pets as like a necessity and a member of the family. It's kind of like, you know, your baby's food, you're not going to cut back, we certainly think the same way. And anyway, think about the WAG! pet parent, it's a premium pet parent, like they've heard of Instacart and DoorDash, they might have heard of peloton they might have been a max, they might be on an iOS device with Apple Pay. And so they they're a little more resilient, I think, than the normal pet parent. And so we certainly have not seen any downward pressure as a function of kind of consumer sentiment. And I generally think pets are very resilient in this type of economy. And you know, I don't think this is going to change anytime soon.

Joanna Makris (Boardroom Alpha) 06:53

Yeah. So what are kind of the short term like levers to drive growth? Are you putting more effort into sales and marketing getting the word out? You know, how are you pushing things operationally?

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Garrett Smallwood (CEO, WAG!) 07:05

Yeah, I mean, we're, we're really fortunate time where a lot of people are just venturing out for the first time in two years, like I think summer travel, this is supposed to be like one of the busiest summer travel seasons ever, from what I'm reading online. And so we just have natural tail winds, right? People are leaving their house for the first time they're going to date night, they're going to the movies, they're going to football games, they're going to travel. And so those are all reasons to use the WAG! platform. So that's part one. Part two is certainly we're leaning into this, like we think it's once in a decade opportunity to get in front of pet parents and be like where your solution we are your button on your phone for the pie. Like, please look at us. You know, today, I think we're trending like the number five app in the travel category, right below Airbnb. So the trend is certainly our friend. And so we're leaning into that. And then I think finally, just making sure that people are comfortable with the way the app works, we spend a lot of time on the product and the use case and the technology. And that's really our bread and butter is making sure it's just a really seamless, delightful experience. Yeah,

Joanna Makris (Boardroom Alpha) 07:57

so I think a lot of people are going to try to look for public comparables in the pet space, and there really aren't very many, the one that you know, I can point to is rover. And so we've got to at least, you know, address that that stock has been, you know, dispatched that has really underperformed. And so you know, without, you know, disparaging what rover is doing, you know, people are gonna say like, how are you guys different? So how would you answer that?

Garrett Smallwood (CEO, WAG!) 08:22

Yeah, so I can't obviously speak to the stock price. I wish I could. It's a weird market for everyone. I'm surprised by some of these trading dynamics. But rover is very different in that it's episodic, out of home boarding. So rover is really a replacement for like the dog kennel or the dog boarding facility. So it's like, Hey, I'm going away for the Christmas holiday. And I need somebody for my dog for five days, you would probably look at rover and a kennel and whatever else, we certainly participate in sitting and boarding. But it's not our number one use case, I think it's something like 70 plus percent of rovers business. And so when you have that type of business, it's very episodic. It's very, it has a different LTV than ours, I think our LTV is approaching $340. And there's just like 150, or 60, or something. So just kind of different customer spend level. And, you know, I think it's a little more dependent on big numbers, because it's so episodic. Ours is really high frequency. It's very predictable. It's every week, right? Every week, you're using the WAG! app and you're booking services and you're participating. And so you get a different type of customers, right? It's almost like recurring revenue. And so we think that it'll be viewed differently. I really think about rover is more like a Yelp. Like you go you message you book a restaurant, you find a restaurant you love and you stay with that restaurant. And Wag! is really like a DoorDash we want to be everything to the busy pet parent, and it's all in your phone. And it's use it every week and you love it and you don't really care how it happens, but just it's like magic. So we certainly like the business, maybe they're doing a great job of boarding but it's not where we would spend all of our time and attention.

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Joanna Makris (Boardroom Alpha) 09:44

Got it? How um, how is it going in terms of attracting dog walkers to the platform, right? It is a gig economy and I imagined people are you know, doing their side hustles and this could be one of them. But II obviously being ubiquitous and available is really important to you Business

Garrett Smallwood (CEO, WAG!) 10:00

Absolutely, like the caregivers are on the go. So it's fascinating we, the business is not supply constrained. So when you think about it, would you rather deliver? This is no offense to Tony, would you rather deliver Chinese food and Soho at eight o'clock on a Saturday night? Or Joanna, do you want to walk a golden doodle at two o'clock on a Thursday, and I know what I want to do, I think it's the best gig in America, you get to go outside, you get to walk a dog for a mile and a half, you get paid a really great rate, you set your own rate, you set your own schedule, and it's usually like middle of the day in a beautiful area. Okay. And so what you find is that it's a very different type of caregiver than someone who might drive for Uber or deliver for DoorDash. It's usually female, we skew very heavy female. It's usually like Millennials or retirees Believe it or not, who want to know their neighborhood, they want to get some steps in and they love it. Like they just love the platform. Some say they would do it for free. And so when you look at their NPS, it's actually very high. I think it's like 40 to 50. And their detractor was really like, I want more gigs near me. I want to be hyperlocal. I want the density, I want more gigs in my neighborhood. And so we spent a lot of time on thinking about like neighborhood dynamics. But certainly we have benefited from this, like great resignation that's happening, because like, I can't imagine a better gig. Like there's no better gig. And so we have certainly taken advantage of that as part of the platform.

Joanna Makris (Boardroom Alpha) 11:15

So how many markets are you in? Currently?

Garrett Smallwood (CEO, WAG!) 11:17

We're in all 50 states, and I think it's over 5300 cities now. So we're in like, 96% of US population.

Joanna Makris (Boardroom Alpha) 11:23

Okay, awesome.

Garrett Smallwood (CEO, WAG!) 11:24

And then it all matters, right? Like everyone says, like, Oh, I'm sure in New York City is better than that. You know what it's like, of course, you follow some density dynamics, but every markets important, I can tell you like there's a dog walk happening in Alaska, and also happening in New York City, right? Like, every markets important wherever there's a premium pet parent.

Joanna Makris (Boardroom Alpha) 11:40

Yeah. And do you have good metrics on like retention rates? And like repeat dog walking? And you know, how's the sticky? You know, the service?

Garrett Smallwood (CEO, WAG!) 11:48

Oh, yeah. So after you give the service a try, your likelihood to rebook is 90 plus percent. So it's like, it is delightful. Like, once you give it a try, you're committed, you love it. And out of 11 million plus reviews, the average rating is 4.97. I tell everyone, if you saw a Yelp restaurant with a 11 million reviews, and a 4.7 rating, I'm sure everyone would eat there. It's like a no brainer. It's like absolutely the best of the best, right? And then finally, if you look at our kind of like recurring as the percentage of the business for walks, like walks during the week, it's like 20 something percent. So that means on a weekday, 20 plus percent of pet parents just like set and forget their schedule, and they're moving forward with, you know, a dog walk every week, or multiple times a week.

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Joanna Makris (Boardroom Alpha) 12:27

Yeah. And so today, roughly, what's the percentage of people that are on this subscription service

Garrett Smallwood (CEO, WAG!) 12:32

48% of active pet parents are subscribed to premium that's up I think 100 something percent from last year are golden, I think are where we want to be is like 50 ish percent, I think 50 ish percent, you've kind of gotten really great penetration, we got 60. That'd be crazy. I think at that point, you were like to revisit, probably pricing. But think about like our dashpass or Amazon Prime, it should be like such a no brainer for a parent to have Wag! premium that you would like be silly not to have it.

Joanna Makris (Boardroom Alpha) 12:55

Yeah, I mean, that seems like a big part of the margin improvement story over time to for you.

Garrett Smallwood (CEO, WAG!) 13:00

Absolutely. I mean, it becomes like the way the customer opts into like discounting and benefits and participating in the platform, the frequency is better, the retention is better. They're basically self selecting and participating.

Joanna Makris (Boardroom Alpha) 13:10

Yeah. So you also want to move into other pet services, and you know, pet health. So tell us a bit about you know more about that. And what

Garrett Smallwood (CEO, WAG!) 13:20

I mean, I think the first part of the business was the services business. And we certainly think we've done a great job of that we're far from done. But we are, we think the premium pet parents best partner, okay. And so if you need walking or sitting or boarding or training like this platform is the platform to have it. And I think the reviews speak for itself. That fast. One of the fastest growing categories we're seeing real time and we're hearing for our pet parents is one, veterinarians are in incredible demand. I think it's one of the largest supply shortages ever right now. I think it's like three week delays to go to a vet. So people everyone needs better help with their vet. And then two is anything wellness related, especially our pet parent, they like love their pet, right, they might have a special kibble they feed and a topper and a vitamin and they might use CBD when there's thunderstorms, like they love their pet. And so this wellness category is certainly very intriguing. We actually operate the largest pet insurance comparison marketplace in the US. So we help people already kind of purchase pet insurance. There's a lot more we can do there. And it's part of the reason we're going public, it is a wild time to be going public. I remember like Jeff Jordan taking OpenTable out like he was like I mean, great businesses are great businesses and the market will react accordingly. We certainly feel that sentiment. It's also a great time for us, frankly, like we're one of the very few feels like post pandemic beneficiaries, right, like everyone else seems to be cooling off and we're just getting started. But to that point, I think it's also a great a buying opportunity. Like this is the chance to be putting the currency to work. So I think aggregating and including more products in the WAG! ecosystem is very compelling.

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Joanna Makris (Boardroom Alpha) 14:44

Yeah, so where where else could you go over time? You know, what other opportunities are there in pets? Yeah, I

Garrett Smallwood (CEO, WAG!) 14:49

our pet parents really care about food, food and treats. Custom vitamins make a ton of sense. Wag!h premium subscription. What people really want is other things that are monthly need needs taken care of for them. So that's flea and tick and heartworm. That's some of the biggest pain points for pet parents like how do I get my flea and tick meds how to get my heartworm meds. And then you know, long tail will be home access, believe it or not, we sell Wag! lockboxes. Those Wag! lockbox is kind of Airbnb. It's like how you enter someone's home to pick up their pet. There probably are other solutions for us simplifying home access in the future, but I think it's like a little bit longer term.

Joanna Makris (Boardroom Alpha) 15:22

Yeah. You know, as you start to think about pet supplies and selling online, pet, you know, pet supplies pets.com comes to mind. And so, you know, lessons learned, obviously, different point in time to different business model and difficulty scaling that model. But, you know, how do you think about kind of the past, you know, and how that was a great

Garrett Smallwood (CEO, WAG!) 15:44

sock puppet? That was like, the coolest thing ever, right? I that business had a lot of CapEx in it. That was like incredible capex we are, we're like, No, our CapEx is like minimal, I think, almost 90% margins. It's, the world has changed. Like we went from asset heavy to ask that, like we went from, you know, we have good marketplace, the platform really is doing all the work. It's a technology solution. I do think pets kind of set the tone, right? Like, it's people love their pets. And I think pets was like the kickoff of that, like, oh, yeah, people do love their pets. I think chewy is much more like it solving that original problem of like getting things online in a way that probably Petco and Petsmart don't. And they seem to do a great job at that. I think 60 plus percent of our customers are on like a recurring kibble subscription. We don't, that's not for us. We're trying to solve like the premium pet parents premium problems. Like if you're getting your dog walker every week with the WAG! platform, you might want human grade dog food might not want, you know, regular kibble, you might want a topper you might want like, you know, there's just different things you want. And I think we approach the problem a bit differently. Yeah.

Joanna Makris (Boardroom Alpha) 16:43

So thinking a little bit about valuation, I think the implied valuation for you guys is something like five times forward sales. And you know, in the investor overview, you're obviously given the limited pet comps there are you're looking at other ecommerce businesses, like as you mentioned, Airbnb, DoorDash, and et Cie, etc. So like, what is the you know, just talk to us about why the business model deserves or can grow into that kind of valuation.

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Garrett Smallwood (CEO, WAG!) 17:06

So first things first, super high frequency, right? Like I don't know, a lot of other marketplaces that are being used four to five times a month. So that's like what is almost makes it very SAS like and subscription like in nature, we talked about premium and everything else, too, is it is a phenomenal gig. And because the gig is so phenomenal, the take rates really high, I think our q1 blended take rate was 55%, which is incredible for a marketplace. So you have incredible margins on the business. And then three is this is like our chance to accelerate out of the pandemic, you have to look at this business over the next 18 to 24 months to really understand where it's going. And then we provided a good snapshot of where we were, but like the pandemic was not coming to us. And so I think investors have to take into account that this business will accelerate post pandemic not decelerate. And that's pretty obvious. If you look at our revenue growth.

Joanna Makris (Boardroom Alpha) 17:52

Yeah. Are you feeling comfortable? I think you've talked about a 10% long term EBIT down margin. Does that seem reasonable?

Garrett Smallwood (CEO, WAG!) 17:58

Yeah, I mean, I think it's really going to pan out with our sales and marketing spend, and kind of how long we lean into it. Again, I think this is a once in a decade opportunity, like people were locked inside their homes for two years, I joined and we're doing this remotely, I would have loved to do this in person, people are just locked inside. And they're still kind of locked inside, right. But they're slowly going to emerge. And maybe at home makes sense. Any podcast makes sense. Maybe we're linear, it shouldn't make sense for us. But as those channels really get penetrated. And we have all these periods, recognizing the brand and getting back to normal, I think sales and marketing could be a lever you decelerate from at some point, and you kind of spiky at the margins. It's unclear to me, though, how long that lasts just because of how early we are in the return to normal. Yeah,

Joanna Makris (Boardroom Alpha) 18:35

so I want to talk a little bit about you know, life as a, you know, as a spec, and you know, early stage company, lots of Spax out there looking for partners, how did you arrive to CHW? And kind of, you know, how did that relationship?

Garrett Smallwood (CEO, WAG!) 18:50

Yeah, what a weird couple years respects? Hmm, I mean, I was crazy. I mean, I won't speak for all the business, but there was a lot of businesses that were surprising, even to me. So first things first, we met internally as we should, with the leadership team and the board to say, what's the next best step for the business as we think the pandemic is rolling off. And we took a look at that in in early last year. And we decided we could raise private capital, we couldn't turn this back. But we were waiting for traditional and I really liked this back route. One is because we think it's a fast, efficient way to get public, even though it gets a lot of heat for people thinking otherwise to is great businesses can tell their story and a really eloquent way. You know, we've looked at our deck we've done a great job at that. And so we really liked this backups, sponsors, we met a lot of different Spax had a bunch of different conversations Joan and Mark Paul, the rest of the group was just off Deborah were all fantastic. Like these, they understand the consumer, they understand the nuances of marketplaces, they understand kind of like how we should be thinking about brand sentiment and awareness. And they were really supportive and we just like really liked that and so kicked off this back I kind of like where we are frankly like how many specs went out this month? Six or seven or something? Yeah, so me like what a great time like All eyes on us, right? Like it's just a phenomenal time to be a good performing spec like we crushed q1 On Crush q4, so we're kind of taking advantage of this lighted lighten load of specs. But in terms of our spec itself, like couldn't ask for better partners in the business.

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Joanna Makris (Boardroom Alpha) 20:09

Yeah, I mean, I think a lot of the there's a lot of the dispatch performance for the most part has been poor, but a lot of them are very early stage, you know, hockey stick growth stories that you know, are going to take time. So, yeah, I just, you know, your feelings on coming out. I mean, it is it at the market is really difficult right now, in general, right. And so we're watching all these earnings bloodbaths. So, I guess, you know, how are you feeling?

Garrett Smallwood (CEO, WAG!) 20:36

I can't wake up every day thinking about the market, frankly, I really do. I mean, like, maybe people feel that way. I really just think like, I gotta build a great business and optimized for long term shareholder value creation, I've never sold secondary in this business even had a chance to I'm a big believer, like, I'm not selling any secondary in this back. I'm going long. Like, I love this business. I love the platform. There's very few marketplaces that focus on the consumer that are like, really high frequency people love the ratings are phenomenal. It's not supply constrained, it's like it's it's crossed the US. So like, I just love this business. And you couldn't ask for a better time to be going out, frankly, with the pandemic rolling off. I don't know about all the macro. So what me and the rest of the WAG! team are doing are really just focused on building a great business that creates shareholder value. And we think it'll take care of itself in the long term. But certainly, I think there is a lot of uncertainty in the public markets. And we have felt that pressure in all of our calls in terms of like, people digging into what you're questioning, like consumer sentiment and spending, and, you know, inflation and how that might affect Wag!es and everything. So I think we're just getting different questions now that we might have gotten six or 12 months ago.

Joanna Makris (Boardroom Alpha) 21:37

Yeah. And I think there's a lot of gun shyness over, you know, we see numbers in the presentations, pre DESE back, and then the reality is vastly different. So I mean, to the extent to which, you know, you can talk about kind of the numbers that you've initially given and kind of how you're feeling about guidance, or it's not even guidance. But

Garrett Smallwood (CEO, WAG!) 21:57

I mean, we've I don't know about coming to God and say, here's our 24 month plan, like that's a bold thing to do. And I think a lot of people underappreciated how bold that is to do for going public companies. So we announced our plan, I think, starting in q3, and we've beat our first three quarters since we've announced we haven't been we've reconfirmed our commitment to 22 and 23. So, you know, our q1, revenue and EBITA beat where we thought we'd be due for the same thing. We continue to very bullish on the business, I think that puts us in like the top 97% of stocks that have performed for the first few quarters. But again, this business was already big. So I think that really the different thing between our business and maybe other businesses, I think there's my opinion, is the fact that like this business operated at scale and 2019, right, this is not like a new thing you have to believe is going to be different. Like no, no, this was a business that was at scale, that pandemic happened. And that's good. Yeah, scale. Again, I don't think that's that hard to believe. What that what happens with the macro in between now, and that is a different problem. But you know, we just simply made the machine better.

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Joanna Makris (Boardroom Alpha) 22:53

Yeah. And I mean, you know, you're in a way suggesting that pet care is a more resilient area of the consumer spending arena. It's not like buying new clothes or shoes, or, you know, Home Improvement even.

Garrett Smallwood (CEO, WAG!) 23:05

I think that's all right. And look, what if you just think about, like, what will happen? So like, let's just say this, we're in a recession, maybe we're going to be even more, it'd be even worse, let's just say in the next six or 12 months, maybe that's true. That means that probably most companies will push even harder to get people back, because they'll be less concerned about the great resignation, right? Like they want that to happen. What happens is more people go back to the office, what happens all these texts, they all need help. And so what happens is when people get laid off where they go, they need a great gig, they go to whack so you have no supply problems, you have more demand, and then the kind of the flywheel recommits itself. So we certainly think that the recession is actually like, in a way bullish for us. And if it's not, then just the the return to normal return to office and return to date night is also just bullish for us. So it's kind of like we look at this as like, both scenarios are good. assuming there's not like COVID strain 96, assuming COVID 396 doesn't happen. Things are great.

Joanna Makris (Boardroom Alpha) 23:57

Yeah. And timing wise, q2, we're, you know, we're good. That's

Garrett Smallwood (CEO, WAG!) 24:01

right. I mean, we have no signs from the SEC that, you know, we're going to be any slower or faster than normal. So we submitted our S for I think, in February, and we've been all hands on deck tracking as we plan. So we're I think we're hoping for kids.

Joanna Makris (Boardroom Alpha) 24:14

Yeah. And I mean, from a headline perspective, obviously, the SEC is, you know, cracking down on specs, like from a disclosure perspective, has anything changed, like, you know, operationally for you as you gear up for this IPO?

Garrett Smallwood (CEO, WAG!) 24:25

I mean, we took it really seriously, frankly, like we took our time, like our CFO spent 10 plus years auditing public companies and getting the company's public market ready. Our controller, same thing just taken out several companies like we were ready, and we had all the controls in place, and we felt very prepared for this process. And so when we submit our S for nothing was surprising, or comments, we thought were very reasonable. Overall, like, this is not I think people make it out to be a lot more difficult than it could be. If you're really well prepared, and you have everything buttoned up. I think this thing's pretty streamlined. The SEC seems to know what they're doing.

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Joanna Makris (Boardroom Alpha) 24:58

Yeah. So Um, I guess at the end of the day, you know, this is a post pandemic growth story, which is kind of rare. But

Garrett Smallwood (CEO, WAG!) 25:08

I mean, look, I think that's right. I mean, it's it's Pat's First things first. Everyone loves pets, like I don't know, people who don't love. I've been on a lot of calls, and everyone seems to love their pets. Okay. And I certainly didn't say the same thing about our audience to is, is a return to normal story, like people being in the office is phenomenal for the WAG! platform. And people not being in the office also phenomenal because they're doing walks. Three is it certainly seems very resilient. I mean, you know, people set their own rates, people need help no matter what, you don't really have a choice. Like, if you're working and you have to go to work, you still have to take care of the dog. And I think people are gonna keep spending in any scenario. So we certainly feel very bullish about kind of where we are in this in this cycle of return to normal. Yeah,

Joanna Makris (Boardroom Alpha) 25:46

I mean, the only concern I feel is that, you know, the inflationary risk is going to have people worried that their overall wallet is shrinking, and so their ability to pay for the dog walks is gonna shrink.

Garrett Smallwood (CEO, WAG!) 25:57

Yeah, I think what you would see then though, is like the marketplace dynamics, reacting real time, it's kind of Airbnb, like hosts got more expensive with more demand, and they'll get less expensive when there's less demand. Same thing with WAG!, like the caregiver set their own rates. And so suddenly, if there's less available 20 minute walks for $14 they might dynamically go down to 12 like they see that happening last to see happen in functionally doesn't really structurally change our margins because it seems services are happening. And so we have not seen that frankly, we've seen the opposite people are raising rates right now because all the summer travel and bookings and everything else. But yeah, we think that the marketplace should adapt pretty, pretty intelligently.

Joanna Makris (Boardroom Alpha) 26:34

Alright, so like, you know, bottom line you know, what do you say to jaded investors who are just sitting here like Oh, everything is going to down and you know, why? Why are we gonna get interested?

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Garrett Smallwood (CEO, WAG!) 26:44

Well, they need to go on a walk, then you get outside get some fresh air, you can be looking at the ticker every day. It's gonna be read for a while, I think but I hope people give us a chance to take a look at the business, take it into the storage a lot to read on Wag! daco Wag!.co and then go to the investor page, look at the investor management education. Look at our q1 we just partnered with Kimpton hotels, one of the big Q cool, exclusive partnership with Kimpton. There's a lot of really fun things that are happening. I'm not saying that, you know, you need to believe today, but I certainly think that we have a lot to prove, and we will continue proving it to investors. I'm all about shareholder value creation. So a couple of businesses, I like being part of these businesses. And we think this is a phenomenal time for a business like this. And if people want to learn more, feel free to reach out.

Joanna Makris (Boardroom Alpha) 27:20

Awesome. Thank you, Garrett for joining us really wishing you the best of luck and we'll keep following the story.

Garrett Smallwood (CEO, WAG!) 27:25

Thank you, Joanne. Appreciate it.

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